

07007254

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| OMB Number: 3235-0123<br>Expires: February 28, 2010<br>Estimated average burden<br>Hours per response..... 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
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| 8-52278 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BondDesk Trading LLC**

| OFFICIAL USE ONLY |
| --- |
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**350 Madison Ave 22nd Floor**
(No. and Street)

**New York, NY 10017**
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Ann DiGiorgio** **760-431-3419**
(Area Code – Telephone Number)

PROCESSED
APR 30 2008
THOMSON REUTERS

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Grant Thornton LLP**
(Name – *if individual, state last, first, middle name*)

**One California Street Suite 2300** (Address) **San Francisco** (City) **CA** (State) **94111** (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C. 185 SECTION

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of San Diego } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ------------------------------------------------
2 ------------------------------------------------
3 ------------------------------------------------
4 ------------------------------------------------
5 ------------------------------------------------
6 ______________________ ______________________
Signature of Document Signer No. 1 Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

21st (Date) day of February (Month), 2007 (Year) by

(1) Ann DiGiorgio (Name of Signer),

☐ Personally known to me
☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________ (Name of Signer),

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

MBFerguson
Signature of Notary Public


M. B. FERGUSON
Commission # 1539376
Notary Public - California
San Diego County
My Comm. Expires Dec 30, 2008

Place Notary Seal Above

### OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Further Description of Any Attached Document**

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

## STATEMENT OF FINANCIAL CONDITION

December 31, 2006

| ASSETS | |
|---|---|
| Cash and cash equivalents | $ 3,019,525 |
| Usage fees receivable, net | 5,226,310 |
| Fails-to-deliver | 723,999 |
| Due from BondDesk Group LLC | 19,222,230 |
| Other assets | 562,837 |
| Property and equipment, net | 411,496 |
| Total assets | $ 29,166,397 |

| LIABILITIES AND MEMBER'S EQUITY | |
|---|---|
| Liabilities | |
| Accounts payable and accrued liabilities | $ 125,030 |
| Fails-to-receive | 723,439 |
| Total liabilities | 848,469 |
| Member's equity | 28,317,928 |
| Total liabilities and member's equity | $ 29,166,397 |

END

The accompanying notes are an integral part of these financial statements.